Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 1, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1878
               Convertible & Income Portfolio of Funds, Series 30
                       File Nos. 333-229832 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1878, filed on February 25, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 30 (the "Trust").

PROSPECTUS

      Investment Summary -- Principal Investment Strategy

      1. The "Principal Investment Strategy" section states that the Trust may invest in closed-end investment companies and an exchange-traded fund that invest in convertible bonds. Please disclose whether these funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

      Response: The closed-end investment companies and the exchange-traded fund that the Trust may invest in do not invest substantially in contingent convertible securities.

Investment Summary -- Principal Risks and Understanding Your Investment -- Investment Risks

      2. The "Principal Investment Strategy" section states that the Trust may invest in closed-end investment companies and an exchange-traded fund that may invest in senior loans. Please provide the corresponding risks of investing in funds that invest in senior loans.

      Response: The appropriate risks will be included in the final prospectus based upon the Trust's portfolio. If the Trust invests significantly in closed-end investment companies and/or an exchange-traded fund that invest primarily in senior loans, the following disclosure will be included in the "Principal Risks" section:

             Certain Closed-End Funds and the ETF held by the trust invest in senior loans. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund or ETF, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund or ETF. Although senior loans in which the Closed-End Funds or ETF invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of nonpayment of scheduled principal or interest or that such collateral could be readily liquidated.

             Senior loans in which the Closed-End Funds or ETF invest:

                  -- generally are of below investment-grade credit or "junk" quality;

                  -- may be unrated at the time of investment;

                  -- may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;

                  -- generally are not registered with the Securities and Exchange Commission ("SEC") or any state securities commission; and

                  -- generally are not listed on any securities exchange.

             In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

      If the Trust invests in closed-end investment companies and/or an exchange-traded fund that invest primarily in senior loans, the following disclosure will be included in the "Investment Risks" section:

             Senior loan risk. Certain Closed-End Funds and the ETF held by your trust invest in senior loans. Senior loans in which the Closed-End Funds or ETF invest:

                  o generally are of below investment-grade or "junk" credit quality;

                  o may be unrated at the time of investment;

                  o may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;

                  o generally are not registered with the SEC or any state securities commission; and

                  o generally are not listed on any securities exchange.

             The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

             No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund or ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's or ETF's books. The illiquidity of senior loans may impair a Closed-End Fund's or ETF's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust's net asset value.

             If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds or ETF may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or ETF could get for the senior loan may be adversely affected.

             Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

      3. The duration example in the sixth bullet under the "Principal Risks" section uses a duration of five years. Please confirm that the average weighted duration of the underlying securities is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

      Response: The sponsor confirms that the average weighted duration of the underlying securities is approximately five years or less and, therefore, the example does not need to be revised.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren